UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42013

Super x Ai Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Private Placement of Ordinary Shares of Super X AI Technology Limited and Warrants

This Amendment to the Current Report on Form 6-K originally filed on September 10, 2025 (the “Original Report”) by Super X AI Technology Limited, a British Virgin Islands company (the “Company”), is being furnished to update the disclosure therein to reflect the closing of the remaining subscriptions under the private placement described in the Original Report. Except as set forth below, all other information included in the Original Report remains unchanged.

Update on Closing

As previously disclosed in the Original Report, on August 28, 2025, the Company entered into certain private placement subscription agreements (collectively, the “Agreements”) with certain institutional investors (the “Purchasers”), pursuant to which the Purchasers agreed to subscribe for an aggregate of 1,500,000 units (the “Purchaser Units”), each consisting of (i) one ordinary share of the Company, no par value per share (the “Ordinary Shares”), and (ii) one-third of a warrant to purchase one Ordinary Share (each, a “Purchaser Warrant”), at a fixed purchase price of USD 10.00 per Purchaser Unit.

On September 9, 2025, the Company completed the first closing of 360,000 Purchaser Units. On September 10, 2025, the Purchaser in the first closing exercised all of its 120,000 Purchaser Warrants. As a result, the Company received gross proceeds of approximately USD 4,800,000 from the first closing and related warrant exercise, before deducting accountable expenses and other estimated expenses.

As of September 16, 2025, the Company has completed the closing of all remaining subscriptions under the Agreements for 1,140,000 Purchaser Units. The Company received the balance of the aggregate gross proceeds from the Purchasers, amounting to approximately USD 11,400,000, before deducting accountable expenses and other estimated expenses. As a result, as of the date of this Current Report, the Company has received aggregate gross proceeds of approximately USD 16,200,000 from the private placement (including proceeds from the warrant exercise).

Use of Proceeds

The Company intends to use the net proceeds from the private placement to support the research, development, and production of AI servers, explore investment opportunities in the AI sector, supplement its general working capital, and for other general corporate purposes.

Forward-Looking Statements:

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this Current Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended June 30, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2024, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: September 17, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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